EXHIBIT (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made solely by the Offer to Purchase, dated April 1, 2005, and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the tender offer would violate that jurisdiction’s laws.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated Preferred Stock Purchase Rights)

of

Digital Impact, Inc.

at

$3.50 Net Per Share in Cash

by

Adam Merger Corporation,

a wholly-owned subsidiary of

Acxiom Corporation

Adam Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation (“Acxiom”), is offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Digital Impact, Inc., a Delaware corporation (“Digital Impact”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), at a purchase price of $3.50 per Share, net to the seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Following the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 28, 2005, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer, the number of Shares which constitutes at least 50.1% of the Shares outstanding on a fully diluted basis on the date of acceptance for payment (“on a fully diluted basis” means the number of Shares outstanding, together with all Shares which Digital Impact may be required to issue upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, excluding, however, any securities not convertible or exercisable on or prior to August 31, 2005) and (ii) each of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other comparable antitrust or trade regulation reasonably deemed applicable to the Offer having expired or terminated. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See “Section 1. Terms of the Offer” and “Section 14. Certain Conditions of the Offer” of the Offer to Purchase, which describes in full the conditions to the Offer. The Offer is not contingent on any financing condition.

Certain stockholders of Digital Impact who, in the aggregate, own approximately 13.7% of the Shares (other than Shares subject to repurchase) outstanding (approximately 12.6% on a fully diluted basis) have entered into stockholders agreements with Acxiom and Purchaser pursuant to which they have agreed, among other things, to tender pursuant to the Offer and not to withdraw, their Shares.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 25, 2005 (the “Merger Agreement”), among Acxiom, Purchaser and Digital Impact. The Merger Agreement provides, among other things, that, after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions described in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, Purchaser will be merged with and into Digital Impact (the “Merger”). As a result of the Merger, Digital Impact, which will continue as the surviving corporation (the “Surviving Corporation”), will become a wholly-owned subsidiary of Acxiom. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Digital Impact, Acxiom or Purchaser, and any Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, in cash, without interest.

The Board of Directors of Digital Impact has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Merger Agreement, the Offer and the Merger, are advisable and, taken together, are fair to and in the best interests of, the holders of Shares and has unanimously recommended that Digital Impact’s stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement.

For purposes of the Offer (including during a Subsequent Offering Period (as defined below) if any), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to EquiServe Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders whose Shares have been accepted for payment for the purpose of receiving payments from Purchaser and transmitting such payments to validly tendering stockholders. Under no circumstances will Purchaser pay interest on the Offer Price, regardless of any delay in making such payment. In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares and, if applicable, certificates evidencing Rights (together, the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures described in the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

The term “Expiration Date” means 12:00 Midnight, New York City time, on April 28, 2005, unless Purchaser shall have extended the expiration of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. In the Merger Agreement, Purchaser has agreed to extend the Offer on the Expiration Date, and each subsequent Expiration Date, for successive periods of not more than ten (10) business days each until all of the conditions to the Offer, as set forth in the Merger Agreement, are satisfied or waived. Purchaser has also agreed to extend the Offer as required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the Nasdaq Stock Market, Inc. However, Purchaser will not be required to extend the offer beyond May 25, 2005 (or July 25, 2005, if extended pursuant to the terms of the Merger Agreement). In any event, Purchaser will not be obligated to extend the Offer beyond termination of the Merger Agreement. Purchaser will have the right to terminate the Merger Agreement if the Offer has remained open for a period of 40 consecutive business days and all conditions to the Offer (other than the Minimum Condition (as defined in the Offer to Purchase) and the conditions relating to Digital Impact’s representations, warranties and covenants) are satisfied.

Upon receipt of the prior written consent of Digital Impact, Purchaser may elect to extend the Offer for a subsequent offering period of not less than three (3) nor more than twenty (20) business days immediately following the expiration of the Offer (a “Subsequent Offering Period”). Shares tendered during a Subsequent Offering Period, if any, may not be withdrawn. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any Subsequent Offering Period. If Purchaser provides for a Subsequent Offering Period, it will be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary and making a public announcement to that effect on the next business day after the previously scheduled Expiration Date.

Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after 12:00 midnight, New York City time on Monday, May 30, 2005. This right to withdrawal will not apply to any Subsequent Offering Period if one is provided. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Digital Impact has provided Purchaser with Digital Impact’s stockholder list and security position listings for the purpose of disseminating the Offer to the holders of Shares. Purchaser will mail the Offer to Purchase and the related Letter of Transmittal to record holders of Shares whose names appear on Digital Impact’s stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other Offer materials may be directed to the Information Agent at its address and telephone number listed below, and copies will be furnished promptly at Purchaser’s expense. No fees or commissions will be paid to brokers, dealers or other persons (other than fees to be paid by Purchaser to the Dealer Manager or the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

The Proxy Advisory Group of

Strategic Stock Surveillance, L.L.C.

331 Madison Avenue, 12th Floor

New York, NY 10017

Banks and Brokers Call: (212) 850-8151

All Others Call Toll-Free: (866) 657-8728

The Dealer Manager for the Offer is: Stephens Inc. 111 Center Street Little Rock, AR 72201 Attn: Corporate Finance (501) 377-2000 (800) 643-9691

April 1, 2005